BRADFORD RODGERS

Vice President — Senior Counsel

Writer’s Direct Number: (205) 268-1113

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: brad.rodgers@protective.com

October 5, 2021

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:                             Lincoln Life Variable Annuity Account LMB-K

The Lincoln National Life Insurance Company

Request to Withdraw Initial Registration Statement on Form N-4

File No. 333-259941

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, The Lincoln National Life Insurance Company (the “Company”) and Lincoln Life Variable Annuity Account LMB-K (the “Account”) respectfully request that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the initial Registration Statement on Form N-4 (File No. 333-259941) together with all exhibits (the “Registration Statement”) as filed with the SEC on October 1, 2021 (Accession No. 0001104659-21-121727).

The name of the Account was inadvertently misstated in the Series Name field when the Registration Statement was filed via EDGAR. The Registration Statement did not become effective and no securities were sold in connection with the Registration Statement. Accordingly, the Company believes it is in the best interest of the Account and the public that the Registration Statement be withdrawn. The information that was filed in the Registration Statement has been re-filed with the correct name of the Account recorded in the Series Name field.

If you have questions regarding this request, please contact the undersigned at the above number.

Sincerely,

/s/ Bradford Rodgers
Bradford Rodgers
Vice President and Senior Counsel
Protective Life Insurance Company, As Administrator